510 Burrard St, 3rd Floor
Date: 10-03-2011	Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: AURIZON MINES LTD.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :		Annual General Meeting
Record Date for Notice of Meeting :	07-04-2011
Record Date for Voting (if applicable) :	07-04-2011
Beneficial Ownership Determination Date :	07-04-2011
Meeting Date :	12-05-2011
Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street,
Meeting Location (if available) :	Vancouver, BC
V6C 3B9

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	05155P106	CA05155P1062
RESTRICTED	US05155P304	US05155P3047

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for AURIZON MINES LTD.